Kinetics Mutual Funds, Inc.
470 Park Avenue South
New York, NY 10016

July 14, 2017

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington D.C.  20549

Re:	Kinetics Mutual Funds, Inc. (the “Registrant”) File No.: 333-218704

Dear Ms. Brutlag:

This correspondence is being filed in response to your comments provided to Eric W. Pinciss, Esq. of U.S. Bancorp Fund Services, LLC (“USBFS”) on July 6, 2017 regarding the Registrant’s N-14 registration statement filing.  The registration statement was filed on Form N-14 on June 13, 2017 for the primary purpose of reorganizing the Horizon Spin-Off and Corporate Restructuring Fund (“Horizon Fund”), a series of Investment Managers Series Trust, into a newly registered shell fund, Kinetics Spin-Off and Corporate Restructuring Fund (“Kinetics Fund”) of the Registrant.

For your convenience in reviewing the Registrant’s responses, your comments and suggestions are included in bold typeface immediately followed by the Registrant’s responses.

The Registrant’s responses to your comments are as follows:

Prospectus

1.	Please file a delaying amendment and pre-effective amendment that includes a consent of independent registered public accounting firm in response to the Staff’s comments.

The Registrant responds that it has filed a delaying amendment on July 7, 2017, and will be filing a pre-effective amendment with an auditor’s consent.

2.
With respect to the legality of shares opinion provided by Drinker Biddle & Reath LLP, please be advised that in accordance with Staff Legal Bulletin (SLB) No. 19 (Oct. 14, 2011), this opinion is not acceptable. The legality of shares opinion must be provided by a law firm that can affirmatively attest to the conditions and assumptions set forth in the document. The staff has traditionally asked for a binding obligation opinion with respect to the legality of the units. To the extent that Registrant’s counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law, the staff may permit an opinion that provides that the units are legally issued, fully paid and non-assessable. As a general rule, the signed legality opinion must be filed as an exhibit to the registration statement before it becomes effective, and it may not be subject to any unacceptable qualifications, conditions or assumptions.

The Registrant responds that it will file as an exhibit a valid Legality of Shares opinion that covers Maryland law which will be issued by Drinker Biddle & Reath LLP.

3.
On page 4 of the Q&A, under “How will the Reorganization affect the fees and expenses I pay as a shareholder?” the response states that there is a difference in the way that redemption fees are charged between the two funds. Please revise the Fees and Expenses table to reflect a line item for “Redemption Fees.”

The Registrant responds by adding the applicable “Redemption Fee” to the Pro Forma Fees and Expenses tables.

4.
On page 4 of the Q&A, under “How will the Reorganization affect the fees and expenses I pay as a shareholder?” the response states that the net annual operating expense ratio of each of the Kinetics Fund's Classes of shares is not expected to be materially different from that of the Horizon Fund's Classes of shares for the first two years after the Reorganization; however, the fees and expenses table denotes a change in the total annual fund operating expenses (“gross total expenses”) of the Kinetics Fund.  Please provide an explanation for the discrepancy.

The Registrant responds by stating that the expense caps for each Class of shares of the Horizon Fund and Kinetics Fund will be identical for at least two years after the Reorganization, but notes that the Kinetics Fund’s expense structure corresponds with the other Kinetics funds’ expense structures, which results in a change in the gross total expenses of the Kinetics Fund.

5.
On page 4, under the paragraph titled, “Relative Expenses and Continuation of Limitation on Expenses,” please describe the Board’s consideration of the change in Fund operating expenses of Class A and Institutional Class shares.

The Registrant responds by stating that although the gross total expenses of each Class of shares of the Kinetics Fund would be different from that of the corresponding class of the Horizon Fund, the Board considered that the expense caps would not change and as a result, net operating expenses would remain the same as those currently charged by the Horizon Fund for at least two years after the Reorganization.  The Board noted that that after the initial term, the Registrant intends to consider the continuation of the Kinetics Fund’s expense caps on an annual basis. The Board also considered that the Registrant, which has eight existing series, has been successful in gathering assets, and that the Kinetics Fund could potentially have more success than the Horizon Fund in raising assets, which in the long term could result in potentially lower expenses as assets grow.  The Registrant will add disclosure to this effect.

6.
On page 15, under the heading titled, “Comparison of Fees and Expenses,” please explain the difference in the “Other Expenses” with respect to the shareholder servicing fees between each of the Classes of shares of the Kinetics Fund and the Horizon Fund.

The Registrant responds by stating that a change in shareholder servicing fees is a result of the Kinetics Fund having the same fee structure as the other existing Kinetics funds.

7.	On page 15, under the heading titled, “Comparison of Fees and Expenses,” please explain why the Kinetics fund will not incur acquired fund fees and expenses (“AFFE”).

The Registrant responds that the AFFE of the Horizon Fund from the prior fiscal year was generated by three fund holdings, two of which are no longer held by the Horizon Fund.  The remaining fund holding, a business development company, has been considered when calculating the Kinetics Fund’s AFFE, and the Pro Forma Fees and Expenses tables have been revised accordingly.

8.
Under the heading titled, “Comparison of Fees and Expenses,” please clarify footnote 5 with respect to the recapture/recoupment provision with respect to the fact that reimbursement amounts may be requested within three years of incurring the applicable expenses, if the aggregate amount actually paid by the Fund toward operating expenses for the fiscal year (taking into account the reimbursement) does not exceed the Expense Cap at the time of waiver or reduction of fees, whichever is lower. In addition, please confirm that any recapture provision is limited to the lesser of the Expense Cap in effect at the time of the waiver and the Expense Cap in effect at the time of recapture.

The Registrant responds by making the requested change.

9.
Page 21 states that “Institutional Class shares of the Kinetics Fund will not pay any Rule 12b-1 fees, but will pay 0.05% in shareholder servicing fees.” This sentence is not consistent with the Fees and Expenses table. Please clarify and make consistent.

The Registrant responds that there is a contractual cap in place for the Institutional Class which waives the shareholder servicing fee down from 0.20% to 0.05% until at least August 31, 2019.  Footnote 3 to the Institutional Class Pro Forma Fees and Expense table on page 17 sets forth this arrangement.

10.	On page 23 under the heading titled, “Federal Income Tax Consequences,” please include disclosure regarding any capital loss carryforwards and any limitations on the capital loss carryforwards.

The Registrant responds that the Fund does not currently have any capital loss carryforwards, and therefore, revises the disclosure to state that as of April 30, 2017, the Horizon Fund had no unused capital loss carryovers.

11.	On page 27 under the heading titled, “Capitalization,” please confirm and disclose if the Kinetics Fund will be the accounting survivor in this transaction.

The Registrant confirms and revises the disclosure accordingly.

12.	On page 27 under the heading titled, “Capitalization,” please complete the table.

The Registrant responds by revising the disclosure accordingly.

13.
On page 28 under the heading titled, “Capitalization,” please disclose whether or not prior amounts waived by the Horizon Fund will be subject to recoupment by the adviser to the Kinetics Fund. If so, please disclose the amounts subject to recoupment and a timetable of recoupment.

The Registrant responds that any amounts previously waived by the Horizon Fund will not be recouped after the reorganization is consummated.

14.	With respect to Appendix D, please update the financial highlights tables to include April 30, 2017 audited financial information and review and confirm that all figures are accurate.

The Registrant responds by revising the disclosure accordingly and will confirm that all figures are accurate.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Eric W. Pinciss, Esq. at (626) 914-7220.

Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Vice President, Assistant Secretary